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                                                                    EXHIBIT 99.2


                                                           FOR IMMEDIATE RELEASE
                                                                    13/11/02
CAMTEK CONTACT:              PORTFOLIO PR CONTACTS:
Moshe Amit                   Paul Holm / Leon Zalmanov
+972-4-604-8308              +1 212-736-9224
+972-4-654-1083 (fax)        PHOLM@PORTFOLIOPR.COM / LZALMANOV@PORTFOLIOPR.COM
                             MOSHEAMIT@CAMTEK.CO.IL


               CAMTEK LTD. RECEIVES NASDAQ DELISTING NOTIFICATION

MIGDAL HAEMEK, Israel - November 13, 2002 - Camtek Ltd. (NASDAQ:CAMT), a developer, manufacturer and marketer of intelligent optical inspection systems and related software products used to enhance processes and yields for the Printed Circuit Board (PCB), Semiconductor Packaging, and Microelectronics industries, today announced that on November 11, 2002, it received a NASDAQ Staff Determination that it has not maintained compliance with the $1 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5), and that its ordinary shares will be delisted from The NASDAQ National Market at the opening of business on November 19, 2002.

The Company intends to request a hearing before the NASDAQ Listing Qualifications Panel to review the Staff Determination. There can be no assurance that the Listing Qualifications Panel will grant the company's request for continued listing. The appeal will delay the delisting of the Company's ordinary shares from The NASDAQ National Market pending the Listing Qualifications Panel's decision. Concurrently, the company continues to review the option of transferring its shares to NASDAQ Small Cap Market.

ABOUT CAMTEK LTD.

Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at WWW.CAMTEK.CO.IL

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.